United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 6, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS TO PRESENT AT BARCLAYS GLOBAL CONSUMER STAPLES CONFERENCE, AFFIRMS FULL-YEAR 2017 GUIDANCE

LONDON, 6 September 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will discuss its plans and outlook with investors at the Barclays Global Consumer Staples Conference in Boston tomorrow, Thursday, 7 September 2017, at 9:45 a.m. EDT, 14:45 BST, and 15:45 CEST. The public can access the presentation live via webcast through the company’s website at www.ccep.com. A replay of the presentation will be available later that day.

Chief Executive Officer Damian Gammell and Chief Financial Officer Nik Jhangiani will deliver the remarks.

In the presentation, CCEP will affirm full-year 2017 guidance of expectations for low single-digit revenue growth, operating profit growth at the top end of the previously stated high single-digit range, and diluted earnings per share to be up 10 percent to 12 percent. These growth figures are on a comparable and fx-neutral basis when compared to 2016 comparable results. At recent rates, currency translation would reduce 2017 full-year diluted earnings per share by approximately 2 percent.

CONTACTS:

Investor Relations Media Relations

Thor Erickson             Ros Hunt
T +1.678.260.3110             T +44.7528.251.022

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 6, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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